UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (hereinafter, the “Registrant” or the “Company”) announces that it issued a notice that it will hold a special general meeting of holders of options and warrants of the Company which are not traded on the Tel Aviv Stock Exchange, to be held on Monday December 28, 2015 at 4:00 P.M. Israel time at the offices of the Company, One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv. Holders of ADS Warrants listed on NASDAQ (KTOVW) (the “NASDAQ Warrants”) can instruct the NASDAQ Warrants’ Warrant Agent, BNY Mellon, as to their vote by using the appropriate Form of Proxy Card for holders of the NASDAQ Warrants, which is also being furnished to the Securities and Exchange Commission (the “Commission”) on this Form 6-K and is available to the public on the Commission’s website at http://www.sec.gov. Execution of a proxy will not in any way affect an option and/or warrant holder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before the deadline for receipt of proxies by filing with the Company, or with respect to holders of NASDAQ Warrants by filing with BNY Mellon, a written notice of revocation or duly executed proxy bearing a later date.

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1	Notice and Proxy Statement with respect to the Company’s special general meeting of holders of options and warrants of the Company which are not traded on the Tel Aviv Stock Exchange to be held on December 28, 2015.

99.2	Form of Proxy Card for holders of the Company’s ADR Warrants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS LTD.

Date: December 10, 2015	By:	/s/Simcha Rock
Simcha Rock
Chief Financial Officer